Exhibit 99.1

XPeng Announces Cooperation Agreement for New Smart EV Manufacturing

Base in Guangzhou

Guangzhou, China, September 28, 2020 – XPeng Inc. (“XPeng” or the “Company”, NYSE: XPEV), a leading Chinese smart electric vehicle (“Smart EV”) company, announced today that its wholly owned subsidiary in China, Guangdong Xiaopeng Motors Technology Co., Ltd. (“Guangdong Xiaopeng”), entered into a cooperation agreement (“Cooperation Agreement”) with Guangzhou GET Investment Holdings Co., Ltd. (“Guangzhou GET Investment”), a wholly owned investment company of Guangzhou Economic and Technological Development Zone.

According to the terms of the Cooperation Agreement, Guangzhou GET Investment agrees to provide RMB4 billion in financing to help fuel XPeng’s growth as well as support the construction of a new Smart EV manufacturing base (“Smart EV Manufacturing Base”) for XPeng in the Guangzhou Economic and Technological Development Zone.

The Cooperation Agreement marks another milestone achievement in XPeng’s advancement of manufacturing expansion and puts the Company’s leadership position at the forefront of the Smart EV market. In addition to its wholly owned plant in Zhaoqing, Guangdong province, which has an annual production capacity of 100,000 units, XPeng’s new Smart EV Manufacturing Base in Guangzhou will significantly expand the Company’s production capacity and accelerate XPeng’s momentum to achieve its goals in innovation, technological advancement and growth.

“We are very excited to be selected as a key player in the Guangzhou Economic and Technological Development Zone,” said He Xiaopeng, Chairman and Chief Executive Officer of XPeng. “With the strong support from the Guangzhou government, we are confident we will execute on our strategic growth initiatives and deliver the highest quality products and services to meet our customers’ needs.”

Under the Cooperation Agreement, Guangzhou GET Investment will invest up to RMB1.3 billion to construct the Smart EV Manufacturing Base according to design requirements and specifications to be provided by Guangdong Xiaopeng. The Smart EV Manufacturing Base is expected to commence production by December 2022, upon which Guangzhou GET Investment will lease it to an operating subsidiary of Guangdong Xiaopeng (the “Operating Subsidiary”) for a tenure of seven years. Upon the expiry of the lease, the Operating Subsidiary will acquire the Smart EV Manufacturing Base from Guangzhou GET Investment at costs incurred by Guangzhou GET Investment.

Pursuant to the Cooperation Agreement, Guangzhou GET Investment also agreed to provide or facilitate RMB1.2 billion in financing to the Operating Subsidiary for its purchase of manufacturing equipment in the form of fixed-return redeemable investment (with an annualized return of 4%) or long-term bank loans that Guangzhou GET Investment will help the Operating Subsidiary to secure with effective annual interest rates of no more than 4%, after subsidies that are expected to be made available by the local government.

The new Smart EV Manufacturing Base will provide a comprehensive range of facilities for R&D, manufacturing, vehicle testing, sales and other smart mobility functions.

In addition, Guangzhou GET Investment agreed to make investment of RMB1 billion in a PRC entity to be designated by Guangdong Xiaopeng by the end of March 2021. Guangzhou GET Investment also reserved previously approximately RMB0.5 billion for participation in securities offerings by XPeng, and approximately half of the amount is still available for additional investments in XPeng before the end of August 2022.

This press release is not an exhaustive summary of the terms of the Cooperation Agreement with Guangzhou GET Investment. An English translation of the agreement will be furnished to the Securities and Exchange Commission under the cover of a Form 6-K on 28 Sep 2020.

About XPeng

XPeng Inc. is a leading Chinese smart electric vehicle company that designs, develops, manufactures, and markets Smart EVs that appeal to the large and growing base of technology-savvy middle-class consumers in China. Its mission is to drive Smart EV transformation with technology and data, shaping the mobility experience of the future. In order to optimize its customers’ mobility experience, XPeng develops in-house its full-stack autonomous driving technology and in-car intelligent operating system, as well as core vehicle systems including powertrain and the electrification/electronic architecture. XPeng is headquartered in Guangzhou, China, with offices in Beijing, Shanghai, Silicon Valley, and San Diego in the U.S. The Company’s Smart EVs are manufactured at plants in Zhaoqing and Zhengzhou, located in Guangdong and Henan provinces, respectively. For more information, please visit https://en.xiaopeng.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about XPeng’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: XPeng’s goal and strategies; XPeng’s expansion plans; XPeng’s future business development, financial condition and results of operations; the trends in, and size of, China’s EV market; XPeng’s expectations regarding demand for, and market acceptance of, its products and services; XPeng’s expectations regarding its relationships with customers, contract manufacturer, suppliers, third-party service providers, strategic partners and other stakeholders; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in XPeng’s filings with the SEC. All information provided in this press release is as of the date of this press release, and XPeng does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For Investor and Enquiries:

IR Department

XPeng Inc.

E-mail: ir@xiaopeng.com

Source: XPEV